15048371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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SEC FILE NUMBER
8-46198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southwest Merchant Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9106 La Strada Court
(No. and Street)

Dallas (City) Texas (State) 75220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Southwest Merchant Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH G. MEANS
NOTARY PUBLIC
STATE OF TEXAS
2-14-2018

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

SOUTHWEST MERCHANT GROUP, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Southwest Merchant Group, Inc.

We have audited the accompanying statement of financial condition of Southwest Merchant Group, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Merchant Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 20, 2015

SOUTHWEST MERCHANT GROUP, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$ 8,203
Federal Income Tax Receivable	12,597
Deposits	100
	$ 20,900

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
	0
Stockholder's equity	
Common stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	53,552
Retained earnings (deficit)	(32,662)
Total stockholder's equity	20,900
	$ 20,900

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Consulting fees	$ 42,000
Investment Management fees	16
Other income	24,854
	66,870
Expenses	
Regulatory fees and expenses	27,451
Compensation	8,268
Commission & clearance paid to other brokers	35,700
Other expenses	92,049
	163,468
Income (loss) before income taxes	(96,598)
Provision for income taxes	
Federal income tax expense	
Current benefit	(12,597)
Deferred benefit	-0-
Net income (loss)	$ (84,001)

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2013	$ 10	$ 53,552	$ 51,339	$ 104,901
Net income (loss)			(84,001)	(84,001)
Balances at December 31, 2014	$ 10	$ 53,552	$ (32,662)	$ 20,900

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2014

Balance, at December 31, 2013	$ -0-
Increases	-0-
Decreases	-0-
Balance, at December 31, 2014	$ -0-

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities	
Net income (loss)	$ (84,001)
Adjusted to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in current assets and liabilities:	
Decrease in federal income taxes payable	(10,520)
Increase in federal income tax receivable	(12,597)
Decrease in state income taxes payable	(1,300)
Net cash provided (used) by operating activities	(108,418)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(108,418)
Cash and cash equivalents at beginning of year	116,621
Cash and cash equivalents at end of year	$ 8,203

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 11,820

The accompanying notes are an integral part of these financial statements.

SOUTHWEST MERCHANT GROUP, INC.
Notes to Financial Statements
December 31, 2014

Note 1 - Summary of Significant Accounting Policies

Southwest Merchant Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's revenues are earned primarily from investment banking services and consulting. The Company's business is conducted with customers located throughout Texas.

Fee income includes income earned for services provided related to investment banking and consulting. Revenue from investment banking and consulting is recognized when services are provided.

Other revenue consists of reimbursement of certain expenses.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU) No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that the Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2017. The Company is currently assessing the potential impact of this ACU on its financial statement.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014, the Company had net capital of approximately $8,203 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The Company had a net operating loss carryforward of approximately $96,598, of which $70,387 will be carried back against prior year taxes paid, the remainder of approximately $26,211 will carryforward and be available to offset future taxable income.

Year Ended December 31,	
2034	$ 26,211

The tax benefit of $3,930 from the net operating loss carryforward of $26,211 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2013	Current Period Changes	Deferred Tax Asset December 31, 2014
Federal	$ -0-	$ 3,930	$ 3,930
Valuation allowance	-0-	(3,930)	(3,930)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Note 5 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During the year ended December 31, 2014, the Company received $42,000 in consulting fee income from related parties. The company paid $8,268 in salary expenses to a related party. The Company paid $89,805 in consulting expenses to a related party; this amount is included in other expenses.

Note 6 - Liquidity

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

Schedule I

SOUTHWEST MERCHANT GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total stockholder's qualified for net capital	$ 20,900
Add:	
Other deductions or allowable credits:	-0-
Total capital and allowable subordinated liabilities	20,900
Deductions and/or charges	
Non-allowable assets:	
Federal Income tax receivable	(12,597)
Deposits	(100)
Net capital before haircuts on securities positions	8,203
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	0
Net capital	$ 8,203

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition:

Total aggregate indebtedness	$ 0

Schedule I (continued)

SOUTHWEST MERCHANT GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital above the of required minimum	$ 3,203
Excess net capital at 1000%	$ 3,203
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 8,302
Difference:	
Increase in non-allowable asset	(100)
Rounding	1
Net capital per audited report	$ 8,203

Schedule II

SOUTHWEST MERCHANT GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Southwest Merchant Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Southwest Merchant Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Southwest Merchant Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and *(b)* Southwest Merchant Group, Inc. stated that Southwest Merchant Group, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Southwest Merchant Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Southwest Merchant Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 20, 2015

Southwest Merchant Group, Inc.'s Exemption Report

Southwest Merchant Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)2(i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

Southwest Merchant Group, Inc.

I, ______________ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

CEO

February 10, 2015